328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
March 13, 2009
For Immediate Release
NR#09-10

MAG Silver Reports New Silver / Gold Intercepts on Valdecañas Vein

1,021 g/t (29.7 opt) silver, 3.32 g/t gold, 4.79% lead and 7.20% zinc over 4.71 metres

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) reports assay results  received from the Juanicipio property operator, Fresnillo plc, from recent definition drilling along the Valdecañas Vein. The three holes reported here were started in early 2009 and completed in February, 2009.  The best result from this latest drilling is a high grade gold and silver intercept recorded in Hole PD which returned 2.72 metres (true width) of 1,578 grams per tonne (g/t) (46 ounces per ton (opt)) silver, 5.65 g/t gold, 5.94% lead and 6.67% zinc.  This is part of a wider intercept which recorded 1,021 g/t (29.7 opt) silver, 3.32 g/t gold, 4.79% lead and 7.20% zinc over 4.71 metres (true width). Hole PD intersected the Valdecañas Vein almost 40 metres west of Hole QF and confirms the continuity of high grade silver and gold in this area on the eastern half of the Valdecañas Vein.

Hole RC was drilled to test the up dip potential along the eastern segment of the Valdecañas Vein where the top of the Bonanza Zone remains poorly defined by earlier drilling.  Hole RC returned 660 g/t (19.2 opt) silver, 2.45 g/t gold, 0.24% lead and 0.42% zinc over 4.15 metres (true width).  This included a higher grade gold and silver zone of 1,348 g/t (39.3 opt) silver, 5.14 g/t gold, 0.46% lead and 0.71% zinc over 1.93 metres (true width).   At 450 metres below surface this intercept is the shallowest well mineralized vein intercept in the 600 metres stretch between section “Q” and the eastern property boundary (Section “T”).  The low base metals are in keeping with expectations for the upper part of the vein.  The excellent width and high grade gold and silver grades indicate that the top of the Bonanza Zone is still open up dip. More drilling will be required to fully define the top of the Bonanza Zone along the eastern half of the Valdecañas Vein.

Hole KF intersected the Valdecañas Vein deep in the central part of the vein. This hole returned low values and is within expectations for the deeper portions of the vein.  This hole also helps to define the lower limitations of the Bonanza Zone in this segment of the Valdecañas Vein.

The three holes reported here were drilled as part of the ongoing 2009 drilling program which calls for a minimum of 25,000 metres of drilling on the Juanicipio property.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True
Valdecañas Vein			Metres	g/t	opt	g/t	%	%	Width
PD	619.00	624.20	5.20	1,021	29.7	3.32	4.79	7.20	4.71
including	619.00	622.00	3.00	1,578	46.0	5.65	5.94	6.67	2.72
RC	740.00	744.30	4.30	660	19.2	2.45	0.24	0.42	4.15
Including	740.00	742.00	2.00	1,348	39.3	5.14	0.46	0.71	1.93
KF	852.10	857.05	4.95	38	1.1	0.21	0.02	0.38	4.29

(See longitudinal section attached and www.magsilver.com for diagrams).

The 2008 drill campaign on the Valdecañas and Juanicipio veins completed over 28,000 metres of definition drilling. This program was primarily focused on defining the Valdecañas Vein on a 100 by 100 metre grid which resulted in the first indicated resource estimation for the Valdecañas Vein recently contained in a press release dated March 4, 2009.

The overall 2009 exploration program proposes a minimum of 25,000 metres of drilling focused on the Valdecañas Vein, Juanicipio Vein, the Encino Vein and new exploration targets. The Board also authorized $US500,000 for development engineering studies. One drill is currently operating on the Juanicipio Vein, three drills are presently turning on the Valdecañas Vein and they will soon turn to the Encino Vein as the Valdecañas drill program is completed.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About the Joint Venture
The 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous production since the 1500’s and today is host to the world’s largest producing primary silver mine operated by Fresnillo plc. The Fresnillo/MAG Juanicipio Joint Venture lies 6 kilometres west from the principal production head-frame of the Fresnillo Mine and 2.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.  Fresnillo operates the delineation and exploration program on behalf of the joint venture company, Minera Juanicipio S.A. DE C.V.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

For further information on behalf of Fresnillo plc Contact Octavio Alvidrez, Investor Relations
Website: Phone:	www.fresnilloplc.com 52 (55) 5279 3250 011-44-207-399-2470	Email: Fax:	om_alvidrez@fresnilloplc.com 52 (55) 5279 3217 011-44-207-399-2471

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

# VALDECAÑAS VEIN - VERTICAL LONGITUDINAL SECTION

March, 2009

(Interpretation subject to change)

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
Legend
>500 g/t Ag
250 - 500 g/t Ag
<250 g/t Ag
Proposed Hole
In Progress
200 m
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
Preliminary Position (best estimate)
Fresnillo
MAG/Fresnillo
1,500 m
Top of interpreted Bonanza Zone
meters above sea level
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
JI-07-GY
0.7m/121/0.61
JI-07-GZ
1.4m/769/2.11
JI-07-GA
6.0m/562/0.55
JI-07-GB
3.7m/244/1.50
JI-07-GC
5.8m/1,635/0.51
JI-07-GD
16.1m/1,353/3.79
JI-08-GE
7.4m/123/4.89
4.7m/1179/1.98
JI-08-IC
6.0m/201/1.10
JI-08-HD
0.5m/42/0.05
JI-08-ID2
6.0m/201/1.12
JI-08-HE
3.2m/145/1.63
JI-08-HF
1.5m/58/0.35
JI-08-HG
1.5m/58/0.35
JI-06-IE
4.6m/1,843/4.43
IF
JB
In Progress
JI-08-JC
6.0m/855/9.47
JI-08-JD
8.7m/392/1.01
JI-08-JE
5.4m/243/2.74
JI-07-KC
0.6m/401/0.19
JI-03-07
0.3m/593/0.53
JI-06-MA
0.7m/12/0.04
JI-06-MB
1.5m/2,210/6.96
JI-06-KD
9.8m/2,279/2.66
JI-06-MC
7.0m/1,347/0.50
JI-08-LE2
7.8m/1,068/1.25
JI-05-16
5.5m/1,798/2.91
JI-06-ME
7.0m/1,703/3.45
JI-07-KE
4.5m/82/0.73
JI-08-NE
3.4m/1,338/3.56
JI-06-MF
7.2m/675/1.43
JI-09-KF
4.3m/38/0.21
JI-07-MG
4.6m/192/2.29
NB
NF
OC
Hole Lost / No Recovery
OD
JI-08-QD
0.7m/200/0.69
JI-08-OE2
1.8m/5/0.10
JI-08-ND
5.1m/1052/0.63
JI-08-OF
4.7m/224/1.77
JI-08-OG
4.4m/142/1.29
PC
In Progress
PE
In Progress
JI-08-QE
4.7m/1,198/0.20
JI-09-PD
4.7m/1021/3.32
JI-08-QF
6.2m/ 578/3.85
JI-08-QG
1.9m/86/0.15
JI-08-QH
10.9m/57/1.86
RB
Assays Pending
JI-09-RC
4.2m/660/2.45
JI-08-RD
8.0m/842/1.20
JU5
2.3m/136/0.24
JI-07-SD
4.0m/271/2.78
JI-08-SE
2.0m/124/0.89
JU6
0.7m/156/0.51
TD
JI-07-UE
10.0m/28/0.48
JI-08-TE
3.5m/68/1.32
MAG